

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 30, 2009

Mr. Aaron Ui
Chief Executive Officer
Trimex Exploration, Inc.
2200-1177 West Hastings Street,
Vancouver, BC,
Canada V6E 2K3

> **Re: Trimex Exploration, Inc.**
> **Item 4.01 Form 8-K Filed October 28, 2009**
> **File No. 333-153641**

Dear Mr. Ui:

We advise you of your obligations under Rule 13a-10 of Regulation 13A which requires filing of an annual report on the Form 10-K for the fiscal year ended June 30, 2009 within the period specified in the form.

On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates ("Moore") because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Since you have explained Moore's registration revocation in your Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please advise us, in a response letter furnished on Edgar, as to how you intend to address any re-audit requirements no later than November 13, 2009.

If you have any questions, please contact Joanna Lam at (202) 551-3476.

Sincerely,

Karl Hiller
Branch Chief